Exhibit 99.1

Gold Fields Limited
Incorporated in the Republic of South Africa
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or the "Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 30 MAY 2024

Shareholders are advised that at the hybrid Annual General Meeting of Gold Fields Limited held on Thursday, 30 May 2024 at 13:30, all resolutions were passed by the requisite majority at the Company's Annual General Meeting ("AGM") held in person at 150 Helen Road, Sandown, Sandton and through electronic participation. In accordance with recommended practices, a poll was conducted on each resolution during the meeting.

Details of the results of the voting are as follows:

Total issued share capital: 895 024 247

Total number of shares present/represented
including proxies at the meeting: 753 884 667
being 84,23% of the total votable shares

Ordinary resolutions	% of votes for the resolution	% of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
ORDINARY RESOLUTION – RE-ELECTION OF EXTERNAL AUDITORS AND DESIGNATED AUDIT PARTNER					
1: Appointment of PwC as external auditors	99.96%	0.04%	752,495,730	84.08%	0.16%
ORDINARY RESOLUTIONS ELECTION AND RE-ELECTION OF DIRECTORS					
2.1: Election of director – MJ Fraser	99.97%	0.03%	750,716,983	83.88%	0.35%
2.2: Election of director – CAT Smit	99.93%	0.07%	750,707,325	83.88%	0.36%
2.3: Re-election of director – SP Reid	97.17%	2.83%	750,715,009	83.88%	0.35%
ORDINARY RESOLUTIONS – ELECTION AND RE- ELECTION OF AUDIT CHAIRPERSON AND AUDIT COMMITTEE MEMBERS					
3.1: Election of a member and chairperson of the Audit Committee – PG Sibiya	98.31%	1.69%	750,716,620	83.88%	0.35%
3.2: Re-election of Audit committee member – A Andani	99.75%	0.25%	750,715,198	83.88%	0.35%
3.3: Re-election of Audit committee member – PJ Bacchus	98.88%	1.12%	750,714,601	83.88%	0.35%
3.4: Election of Audit committee member – CAT Smit	99.79%	0.21%	750,713,261	83.88%	0.35%
ORDINARY RESOLUTION – APPROVAL FOR THE ISSUE OF AUTHORISED BUT UNISSUED SHARES					
4: Approval for the issue of authorised but unissued ordinary shares	71.37%	28.63%	752,126,120	84.03%	0.20%
ORDINARY RESOLUTIONS – ADVISORY ENDORSEMENTS OF REMUNERATION POLOCY AND REMUNERATION IMPLEMENTATION REPORT					
5.1: Advisory endorsement	89.99%	10.01%	752,050,119	84.03%	0.20%

Exhibit 99.1

Ordinary resolutions	% of votes for the resolution	% of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
of the Remuneration Policy					
5.2: Advisory endorsement of the Remuneration Implementation Report	93.94%	6.06%	748,721,796	83.65%	0.58%

Special Resolutions	% of votes for the resolution	%of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
SPECIAL RESOLUTION – APPROVAL FOR THE ISSUING OF EQUITY SECURITIES FOR CASH					
1: Approval for issue of shares for cash	90.36%	9.64%	750,676,846	83.87%	0.36%
SPECIAL RESOLUTIONS REMUNERATION OF NON-EXECUTIVE DIRECTORS					
2.1: The Chairperson of the Board (all-inclusive fee)	99.25%	0.75%	750,292,949	83.83% %	0.40%
2.2: The Lead Independent Director of the Board (all-inclusive fee)	96.67%	3.33%	750,295,862	83.83%	0.40%
2.3: Members of the Board (excluding the Chairperson and Lead Independent Director of the Board)	96.72%	3.28%	750,280,745	83.83%	0.40%
2.4:The Chairperson of the Audit Committee	99.34%	0.66%	750,304,691	83.83%	0.40%
2.5: The Chairpersons of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, SET Committee and SHSD Committee (excluding the Chairperson and Lead Independent Director of the Board)	99.32%	0.68%	750,280,613	83.83%	0.40%
2.6: Members of the Audit Committee (excluding the Chairperson of the Audit Committee and Lead Independent Director of the Board)	99.32%	0.68%	750,310,732	83.83%	0.40%
2.7: Members of the Capital Projects, Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, SET Committee and SHSD Committee (excluding the Chairpersons of these Committees, Chairperson and Lead Independent Director of the Board)	99.32%	0.68%	750,297,584	83.83%	0.40%
2.8: Chairperson of the Strategy and Investment Committee	99.26%	0.74%	750,310,978	83.83%	0.40%
2.9: Member of the Strategy	99.26%	0.74%	750,298,021	83.83%	0.40%

Exhibit 99.1 Special Resolutions % of votes for the resolution %of votes against the resolution Number of shares voted % of shares voted % of shares abstained and Investment Committee SPECIAL RESOLUTION – GRANT INTER GROUP FINANCIAL ASSISTANCE IN TERMS OF SECTION 44 AND 45 OF THE ACT 3: Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act 97.09% 2.91% 752,082,372 84.03% 0.20% SPECIAL RESOLUTION – ACQUISITION OF THE COMPANY’S OWN SHARES 4: Approval for the Acquisition of the Company’s own shares 99.07% 0.93% 752,459,922 84.07% 0.16% 30 May 2024 Sponsor J.P. Morgan Equities South Africa (Pty) Ltd